

Mail Stop 3561

November 22, 2010

Via U.S. Mail

Mr. Darren Richardson, Chief Executive Officer
Mad Catz Interactive, Inc.
7480 Mission Valley Road, Suite 101
San Diego, California 92108

> **Re:** **Mad Catz Interactive, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 11, 2010**
> **Form 10-K/A for the fiscal year ended March 31, 2010**
> **Filed July 30, 2010**
> **Form 10-Q for the fiscal quarter ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-14944**

Dear Mr. Richardson:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29
Valuation of Deferred Income Taxes, page 32

1. We note from the last sentence in the first paragraph that the company recognizes
    adjustments to deferred tax asset valuation allowances related to tax assets related to
    business combinations as adjustments to goodwill. Please note that upon adoption of the
    new guidance relative to business combinations which was effective for the company for
    the fiscal year beginning April 1, 2009, changes to deferred tax valuation allowances
    recognized in connection with acquired businesses are required to be recognized in the
    income statement or directly to equity rather than by adjusting goodwill. Please refer to
    ASC 805-740-30-3. Please confirm your understanding of this change in accounting and
    revise future filings accordingly.

Liquidity and Capital Resources, page 40

2. We note your disclosure that your credit facility is subject to the availability of eligible
    collateral (accounts receivable and inventories). In your future filings, please revise your
    credit facility discussion to clarify whether any availability remains under the revolving
    line of credit taking into account your outstanding balance at such time. Refer to Item
    303(a)(1) of Regulation S-K.

Contractual Obligations and Commitments, page 41

3. We note your disclosure that your credit facility was extended until October 31, 2012.
    We also note that you have classified the entire credit facility outstanding balance of
    approximately $3.8 million as being due in less than one year. In your future filings,
    revise to include a footnote which clarifies the pertinent data necessary to understand the
    timing and payments due related to such contractual obligation. Refer to Item
    303(a)(5)(i) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended March 31, 2010

Item 11. Executive Compensation, page 4
Outstanding Equity Awards at Fiscal Year-End, page 5

4. In your future filings, revise to include footnotes disclosing the vesting dates of
    outstanding option awards. Refer to Item 402(p)(2) of Regulation S-K and Instruction 2
    thereto.

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010

Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 6
(2) Acquisition, page 7

5. We note from the disclosures included in Note 2 that the company completed the acquisition of Tritton Technologies Inc on May 28, 2010. If this acquisition represents a significant acquisition for the company, please revise the notes to the company's interim financial statements in future filings to include the pro forma disclosures of the company's results of operations as required by Rule 8-03(4)of Regulation S-X.

Item 4. Controls and Procedures, page 14
Evaluation of Disclosure Controls and Procedures, page 14

6. You disclose in the second paragraph that during 2010, the company identified significant deficiencies related to sales reserve estimates and general IT controls. We further note from your annual report on Form 10-K for the fiscal year ended March 31, 2010 that the same deficiencies existed during your 2009 fiscal year and the company believed it had remediated such 2009 weaknesses during 2010 and therefore concluded that both disclosure controls and procedures and internal controls over financial reporting were effective at your fiscal year ended 2010. Given that your June 30, 2010 quarterly report on Form 10-Q states that the weaknesses were identified in 2010 and the 10-K for the fiscal year ended March 31, 2010 discloses such weaknesses only in regard to 2009, it is not clear at what point in time the deficiencies existed. Please clearly tell us what deficiencies existed during both your 2009 and 2010 fiscal years. Your response should explain why, if deficiencies existed during 2009 and were not fully remediated during 2010, you concluded that your disclosure controls were effective as of March 31, 2010. We may have further comment upon receipt of your response.

Form 8-K filed June 4, 2010

7. We note that as a result of the Tritton acquisition on May 28, 2010, the company has agreed to pay potential additional consideration to the shareholders of Tritton of $8.65 million over a period of five years based on the sale performance of Tritton products. We also note that the company has entered into employment agreements with Tritton's CEO and certain other Tritton employees in connection with the acquisition transaction. Please tell us the specific nature and terms of the arrangement under which the additional consideration will become payable in future periods. As part of your response, you should also indicate the specific Tritton shareholders to whom the additional consideration may become payable and the amount of stock of Tritton held by the CEO and other employees of Tritton with whom the company is entering into employment agreements, if any. Your response should also explain your basis or rationale for your

       treatment of the additional consideration. Refer to the guidance in ASC 805-10-55-24 and 25. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 with any other questions.

                Sincerely,

                Linda Cvrkel
                Branch Chief